Peter Seligson To Call Writer Directly: +1 212 446 4756 peter.seligson@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

VIA EDGAR	June 13, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacey K. Peikin

Lilyanna Peyser

Tony Watson
Adam Phippen

Re:	Vector Holding, LLC

Amendment No. 2 to Registration Statement on Form S-4

Filed April 22, 2022

File No. 333-262203

Ladies and Gentlemen:

On behalf of our client, Vector Holding, LLC (the “Registrant”), we set forth below the Registrant’s response to the letter, dated May 18, 2022, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-4 filed by the Registrant on April 22, 2022 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrant’s responses immediately below the Staff’s comments.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Munich Paris Salt Lake City Shanghai Washington, D.C.

Securities and Exchange Commission June 13, 2022 Page 2

Amendment No. 2 to Form S-4 filed April 22, 2022

Material U.S. Federal Income Tax Consequences of the Domestication Merger, page 188

1.	Staff’s comment: We note your disclosure in response to comment 7. Given that "Kirkland & Ellis LLP is unable to opine on the application of Section 367(b)" due to the "inherently factual nature of the tests under the applicable Treasury Regulations to determine the applicability of Section 367(b) of the Code to any particular U.S. Holder, and the fact that these tests are generally applied based on the relevant facts at the time of the completion of the Domestication Merger," revise your disclosure to discuss the possible alternatives to investors of the effects of Section 367(b) and include a new risk factor describing the risks to investors of such alternatives. Revise your tax opinion to cover the statement quoted above, the discussion of possible alternatives of the effects of Section 367(b), and the new risk factor. Refer to Section III.C.1 of Staff Legal Bulletin No. 19.

Response: The Registrant acknowledges the Staff’s comment and respectively refers the Staff to the risk factor beginning on page 122 and the disclosure beginning on page 191 regarding Section 367(b) of the Code. As discussed with the Staff over the phone on May 19, 2022, the Registrant believes that such risk factor and disclosure addresses the Staff’s comment and that no revisions to the tax opinion are required.

Exhibit 5.1

2.	Staffs comment: With a view toward disclosure, please explain the reference to Maples and Calder in assumption (d).

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure in Exhibit 5.1 accordingly.

General

3.	Staffs comment: We note that Citigroup and Credit Suisse were underwriters for the initial public offering of the SPAC and serve as co-placement agents with respect to the PIPE Financing in connection with the business transaction. Given press reports that Citigroup and Credit Suisse are pausing their participation in the SPAC market, please tell us, with a view to disclosure, whether you have received notice from any such firms about ceasing involvement in your transaction and how that may impact the business combination or the deferred underwriting compensation owed to them for the SPAC’s initial public offering.

Securities and Exchange Commission June 13, 2022 Page 3

Response: The Registrant respectfully acknowledges the Staff's comment and advises that Staff that the Company has not received any such notice from Citigroup or Credit Suisse.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned (by telephone at (212) 446-4756 or by email at peter.seligson@kirkland.com).

Sincerely,

/s/ Peter Seligson
Peter Seligson

VIA EDGAR

cc:	Chinh E. Chu Vector Holding, LLC Craig Peters Getty Images, Inc. James R. Griffin Kyle C. Krpata Weil, Gotshal & Manges LLP